April 6, 2012

Laura Crotty

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Stuart King Capital Corp.

Form RW-Withdrawal of Request for Acceleration of Registration

Statement on Form S-1

File No. 333-176953

Dear Ms. Crotty;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Stuart King Capital Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Request for Acceleration of Registration Statement on Form S-1 as filed on March 12, 2012.

The Company requests withdrawal of the Request for Acceleration of Registration Statement in light of the continuing review of the filing by FINRA.

Please forward copies of the order consenting to the withdrawal of the Request for Acceleration of Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.